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                                                               November 14, 1997



                       Securities and Exchange Commission
                                  Form U-6B-2
                          Certificate of Notification
                The Columbia Gas System, Inc., and Subsidiaries

                               File No.  70-8925

Gentlemen:

           This certificate is notice that the above named companies have issued, renewed, or guaranteed the security or securities as more fully described in the Application - Declaration, as amended, of which the Commission issued an order on December 22, 1996, (HCAR No. 35-26634; 70-8925). The security or securities issued, renewed, or guaranteed in this filing are exempt from the provision of Section 6(a) of the Act.

                       Confidential treatment requested


                                       Very truly yours,

                                       The Columbia Gas System, Inc.

                                       By: //s//J. W. Grossman
                                          ------------------------------------
                                             J. W. Grossman, Vice President